FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

COMMISSION FILE NO. 001-11130

IR Script for Q1 results

Thank you, Matt, and thanks to all of you for joining.

Nokia delivered strong year-on-year sales growth in the first quarter, with weak Nokia Networks profitability compensated for by very good performances from Nokia Technologies and HERE.

I will come back to the results of the quarter, but would first like to take a moment to comment on two recent announcements: the proposed acquisition of Alcatel-Lucent and the strategic review of HERE.

As I want to focus my time on these topics, I have asked Timo to cover most of the quarterly details related to HERE and Nokia Technologies.

Let me start with Alcatel-Lucent.  Given that Timo and I have talked with many of you when we announced the transaction and in the days since, I won’t repeat the deal details or strategic rationale here.  Rather, let me share some thoughts about what we have learned since we first announced the agreement.

First, I have met with many customers over the last two weeks and every single one has expressed their support.  They see it as a way to ensure three strong global competitors, and not as a reduction in competition.

© Nokia 2015

They see it as a way to protect their investments of the past while enabling the needed innovation in future technologies and services.  They see the portfolio mix of the two companies as compelling and well-suited to meeting their future requirements.

Second, we have had initial conversations with key government officials in many countries, and while it is still early the tone has been quite positive.  Some reason for optimism.  Additionally, as you may have seen, a number of our competitors in both Europe and China have expressed support for the transaction.

Third, we have heard concerns about execution risk. Given the issues associated with similar transactions in the past, that is a very fair concern.  But, I do believe that this time can be different.

The transaction is not structured as a joint venture — it is an acquisition by Nokia, with clarity in terms of leadership and governance.  This will allow us to move fast, to avoid politics, and to show that history does not have to repeat itself.

Both companies — Nokia and Alcatel-Lucent — have been through significant recent transformation and restructurings, and both have learned from those experiences. On the Nokia side, we have focused on creating a disciplined operating model that will serve us well as we proceed with integration planning, and eventual integration execution.  We have already appointed an integration leader, and are moving fast to get detailed planning underway.  As we do so, we will ensure the integration planning work is separated from our day-to-day business operations in order to minimize the risk of any disruption.

In addition, technology has changed.  As the telecom world has transitioned away from customized hardware and more to software, and as open interfaces have become more prevalent, the pain of disruptive and expensive swaps can be mitigated.

Fourth, we have also heard questions from some of you on the call today about why now … and in my view the answer to that lies in the technology transitions that are underway and the progress that has been made at both Nokia and Alcatel-Lucent that I just noted.

We are now in a cycle between 4G and 5G … and the timing of this deal will allow us to accelerate spending on 5G immediately upon closing.  In addition, the combined portfolio will put the company in an excellent position as the transition to the cloud accelerates.

Finally, we have heard some concerns about the commitments we have proposed to make to the French government in order to ensure their support for the deal. We believe these commitments are manageable within the business case of the transaction, and include sufficient flexibility to align with our business needs. Also, R&D capabilities that we will gain in France will make strong contributions to enhance the future of the combined company.

Now, let me turn to HERE, and the strategic review that we have announced.  We embarked on that process in the context of two developments.

The first is that location services are becoming of even greater strategic importance to automotive companies and others.

Second, it is clear that Nokia’s portfolio will become increasingly networks-focused once the Alcatel-Lucent transaction closes.

In light of these two things, we wanted to take a step back and at least ask the question of whether owning HERE still made sense.

Following our review, we could choose to sell HERE in full or in part, or we could decide to keep it unchanged from today.  No one should assume that there is a predetermined outcome.

We are looking for the best solution for Nokia and its shareholders; for HERE and its employees and customers.  We are in no rush, under no pressure to sell, and regardless of the option we choose, I have no doubt that the future of HERE is bright.

With that, on to the quarter, where at the group-level we delivered good results, with sales of EUR 3.2 billion — up 20% year-on-year — and non-

IFRS diluted EPS up 25%.  Non-IFRS operating profit of EUR 265 million, or 8.3% of sales, was down 13% year-on-year.

HERE and Nokia Technologies both performed very well in the quarter, while good growth at Nokia Networks was offset by unsatisfactory profitability.  Despite the slow start at Networks, however, I am confident that we remain on track to meet our targets for the full year … and let me now turn to Networks in more detail.

As I noted, Networks delivered good year-on-year growth in the quarter of 15%.  When you exclude the currency impact net sales were up by 5%, still a healthy number, and the early signs are that we grew faster than the market in the quarter.

Our Mobile Broadband and Global Services business units both grew, with a particularly strong showing by the Services team, which delivered year-on-year growth of 21%.

Our business mix during the quarter was 52% Mobile Broadband versus 48% for Global Services.  For the same quarter one year ago, MBB was a 54%, although on a sequential basis the mix between segments has not changed.  Within the segments, however, there were some mix shifts in Q1, with more Network Implementation and less Systems Integration in Services, and more LTE and less core networking revenues in Mobile

Broadband.  These shifts were part of the reason for the first quarter’s weak profitability.

On a regional basis, we saw year-on-year growth in four of our six regions, with particular strength in North America, Greater China and the Middle East and Africa. India in particular was a standout performer both on the Mobile Broadband and Global Services sides.

Overall, however, growth was not the issue for Networks in Q1.  The issue, as you have seen, was profitability.  We saw a non-IFRS gross margin and operating margin in the quarter of 33.7% and 3.2%, respectively. We have done an intensive analysis to ensure that we understand what happened during the quarter and, more importantly, what we need to do to improve going forward.

In today’s press release, we called out a number of drivers for the profit decline … and I would like to take the next few minutes to give you some additional color.

First, software sales were down by approximately 5 percentage points from the same quarter one year ago.  This was driven largely by lower core networking revenue and lower software sales in Japan and North America.

We do not see any evidence that this decline represents a structural change in our market, but we continue to watch the situation closely and are taking actions to get software sales back on track.

Second, strategic entry deals, particularly in China, had a more significant effect in Q1 of this year than the same quarter last year.  While we continue to require that such deals have the right long-term profitability profile, the short-term impact can be sizable.  That said, we expect this situation to ease as we head towards the second half of the year.

Third, as I think you will have seen from the results of other companies in our sector, market conditions are challenging.  While we believe that with our lean cost structure and disciplined operating model we are well positioned in this environment, there is evidence of a near-term shift in market behavior.

Fourth, operating expenses.  As I am sure you understand, a large portion of the OPEX increase reflected negative FX impacts.  Some of the increase also reflected increased investment in growth technology areas, including 4G, 5G and Cloud Core.

Given the market environment that I just mentioned, we will continue to manage OPEX extremely prudently.

Finally, Global Services, where we saw a 350 basis point decline in operating margin.  This was the result of a mix shift in the quarter, which was heavier than normal in Network Implementation and lighter in Systems Integration.

Systems Integration had a challenging quarter, although it is a relatively small part of our overall services business.  In particular, Systems

Integration was impacted by significantly lower very high-margin business from one customer compared to the previous year.

At the same time, our Systems Integration pipeline has continued to increase since the start of the year and, to just give one example, we won a very large new customer in Q1 that should benefit the business in quarters to come.

Overall, I believe that our Global Services organization remains strong, and its performance compares quite favorably to others in our sector.

So, despite the slow start we remain confident in our ability to deliver on our commitments for the full year.  Let me just share a few other points that support that confidence.

First, on the revenue side, our funnel of opportunities remains strong and our win rate remains high.

Second, we are launching several margin improvement actions, including an expanded software upsell program and a sharper focus on earlier-than-planned recovery of entry and other low margin projects.

Third, we continue to be very aggressive in driving cost and efficiency improvements through our Business Transformation Board.  We have active projects with clear targets and tracking mechanisms spanning a wide range of areas — discretionary and overhead spending; improving cost of sales in both products and services, and further R&D transformation, just to name a few.

Finally, when we look at the strategic entry deals we have taken on, we see margins starting to improve as we head to the second half of the year, driven by contractual terms and ongoing cost and execution improvements.

To sum up, we clearly cannot be satisfied with the Networks numbers we announced today, but feel there are good reasons to have confidence for the full year. The Networks team has shown that they can deliver consistently strong results, and I know they are motivated to deliver better performance in the quarters to come.

HERE

Then to HERE ….

HERE delivered excellent results with significant improvement in both year-on-year sales and profitability.

The automotive segment continues to go from strength to strength … and shortly after the end of the quarter, I was particularly pleased to see that Jaguar Land Rover has decided to be the first car maker to implement HERE Auto — the industry’s leading connected navigation suite — inside its cars. We look forward to seeing how that will be received by drivers this summer. This was a groundbreaking win for HERE, and the team is working very hard to follow that up with more.

Other notable activities in the quarter included HERE launching its map app for iPhone users, making it available for free download from App Store. To date, the reception has been excellent, with the app downloaded a combined 6 million times for both iOS and Android and getting glowing reviews in the process.

NOKIA TECHNOLOGIES

Finally on to Nokia Technologies, which also had a very strong quarter, with sales and operating margin up sharply both year-on-year and sequentially.

I am more confident than ever that licensing activities are tracking well and that there is a robust pipeline of potential new licensees.  This is a business with a unique operating model, excellent assets and a world-class team — and work is progressing well.

Costs were higher in Technologies on a year-on-year basis due to investments in business infrastructure and new innovation, but roughly flat on a sequential basis.  While we will continue to invest where we believe there are compelling opportunities, we are also taking steps to focus the work of the Technologies team on projects that present the most interesting opportunities.

In short: more disciplined management of the licensing pipeline and a sharper strategic focus to future investments.

Let me now hand the call over to Timo for some more details, and then we can turn to your questions.

Timo, the floor is yours.

TIMO (TO BE ADDED)

FINAL WORDS

Thanks, Matt and Timo, and thanks again to all of you for joining.

We have had a lot of discussion today about Q1 performance, but I wanted to reiterate our strong belief that the purchase of Alcatel-Lucent offers the best direction for Nokia to ensure long-term growth as well as to create long-term value.

I said when we announced the transaction that I firmly believed it was the right deal, with the right logic, at the right time.  Everything I have heard since then has strengthened that view.

The second comment is simply to acknowledge that while we are displeased with Networks’ financial results in Q1, I am confident that we have built an organization and culture that is resilient and strong. In more challenging times, the exceptional execution capabilities of the Networks team will be even more important, as we implement detailed plans to deliver on our financial targets for the full year.  Of course, we also need to maintain the momentum in both Technologies and HERE.

We approach those challenges with optimism, with a strong desire to meet our commitments, and with a team that has a strong aversion to missing goals.  We are realistic about the risks that lie ahead, but also see opportunities — and we are intent on mitigating the risks and seizing the opportunities.

With that, thanks for your time and attention … Matt back to you …

* * *

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by Nokia and Alcatel-Lucent shareholders; the target annual run rate cost synergies for the combined group; expected customer reach of the combined group; expected financial results of the combined group; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; transaction timeline, including the Nokia shareholders’ meeting; expected governance structure of the combined group and Nokia’s commitment to conducting business in France and China. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent in any jurisdiction.  This document is not a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this document has not yet commenced.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The tender offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.